UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

ADT Inc.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

00090Q103
 (CUSIP Number)

Stephen McManus
c/o State Farm Mutual Automobile Insurance Company
One State Farm Plaza
Bloomington, IL 61710
309-766-8411
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No: 00090Q103		Page 2 of 4 Pages
1	NAMES OF REPORTING PERSONS
State Farm Mutual Automobile Insurance Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
133,333,333

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
133,333,333

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
133,333,333

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.53%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IC

(1)	The percentage is based on 858,722,743 shares of Common Stock outstanding as of October 26, 2022, as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2022.

SCHEDULE 13D
CUSIP No: 00090Q103		Page 3 of 4 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

The Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to Rule 13d-2(a) under the Act, with respect to the common stock, $0.01 par value (“Common Stock”) of ADT Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 1501 Yamato Road, Boca Raton, Florida 33431.  This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 21, 2022 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”).

This Amendment No. 1 is being filed solely to update the Reporting Person’s beneficial ownership percentage, which increased as a result of the Issuer completing a tender offer to repurchase 133,333,333 shares of Common Stock, which tender offer expired at midnight at the end of the day on October 20, 2022, and such shares of Common Stock were repurchased by the Issuer on October 26, 2022.  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings previously defined in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)
The Reporting Person beneficially owns 133,333,333 shares of Common Stock held directly by Fire Company, which represents approximately 15.53% of the shares of Common Stock outstanding. The percentage is based on 858,722,743 shares of Common Stock outstanding as of October 26, 2022, as disclosed in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2022.

(b)	State Farm and Fire Company have shared voting power and the shared dispositive power over all 133,333,333 shares of Common Stock reported herein.

(c)	Other than as disclosed in this Schedule 13D, no transactions involving shares of Common Stock of the Issuer were effected by State Farm or Fire Company since the filing of the Original Schedule 13D.

(d)
No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of Common Stock reported herein other than State Farm and Fire Company.

(e)	Not applicable.

SCHEDULE 13D
CUSIP No: 00090Q103		Page 4 of 4 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 16, 2022

State Farm Mutual Automobile Insurance Company

By:	/s/ Paul J. Smith
Name:	Paul J. Smith
Title:	Executive Vice President and Chief Operating Officer

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).